DEED OF AMENDMENT
THIS DEED OF AMENDMENT NO. 1 TO THE TRANSACTION
AGREEMENT (this "Amendment") dated this 2
nd
day of September 2003 has been entered into
between AngloGold Limited, a publicly listed company incorporated under the laws of the Republic of South Africa ("AngloGold") and Ashanti Goldfields Company Limited, a publicly listed company incorporated under the laws of the Republic of Ghana ("Ashanti").
WHEREAS, AngloGold and Ashanti are parties to a Transaction Agreement, dated 4 August 2003 (the "Transaction Agreement"), whereby AngloGold and Ashanti propose to effect a business combination transaction in which AngloGold will acquire all of the issued and outstanding ordinary shares of Ashanti pursuant to a scheme of arrangement between Ashanti and its shareholders under Section 231 of the Ghana Companies Code, 1963 (Act 179), as amended; and
WHEREAS, AngloGold and Ashanti propose to amend the Transaction
Agreement in the manner provided herein in order to reflect certain matters agreed to between AngloGold and Ashanti subsequent to the date of the Transaction Agreement.
NOW, THIS DEED OF AMENDMENT WITNESSETH AS FOLLOWS:
1. For purposes of this Amendment, capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Transaction Agreement.
2. The first sentence of Section 7.04 of the Transaction Agreement is hereby amended in its entirety to read as follows:
(a) In the event that AngloGold has not received a No-Action Letter within 60 days after the conditions set forth in paragraphs 2.15 and 2.16 of Annex A have been satisfied or waived (or such other date as may be agreed by the parties), AngloGold shall prepare and file with the SEC, as promptly as reasonably practicable thereafter, a registration statement on Form F-4 (together with any amendments or supplements thereto, the "Registration Statement") to register the AngloGold Shares to be issued pursuant to the Scheme.
3. Paragraph 1 of Exhibit 1 to Annex A of the Transaction Agreement is
hereby amended in its entirety to read as follows:
1.
Receipt of all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals of Governmental Authorities (other than antitrust or merger control authorities) and third parties required to be obtained in Guinea, Tanzania and Zimbabwe to implement the Transaction (collectively, the "Mining Approvals") that are identified and with respect to which applications are filed, or requests made, by AngloGold within 60 days after the conditions set forth in paragraphs 2.15 and 2.16 of Annex A have been satisfied or waived, it being understood by the parties that, if any Mining Approval is not identified, and an application or request made, within such 60-day period, the receipt of such Mining Approval shall be deemed to be waived by AngloGold.
4. Paragraph 2 of Exhibit 1 to Annex A of the Transaction Agreement is
hereby amended in its entirety to read as follows:
2.
Receipt of all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals of Governmental Authorities (other than antitrust or merger control authorities and other than Mining Approvals) or third parties required to be obtained to implement the Transaction (collectively, the "General Approvals") that are identified and with respect to which applications are filed, or requests made, by AngloGold within 60 days after the conditions set forth in paragraphs 2.15 and 2.16 of Annex A have been satisfied or waived, it being understood by the parties that, if any General Approval is not identified, and an application or request made, within such 60-day period, the receipt of such General Approval shall be deemed to be waived by AngloGold for the purpose of these conditions.
5. Except as expressly set forth herein, the Transaction Agreement shall remain in full force and effect.
6. This Amendment shall be governed by and construed in accordance with
English law and the parties hereto irrevocably submit to the exclusive jurisdiction of the English Courts.
7. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.
2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: ______________________
Name: JONATHAN GOURLAY BEST
Title: Director

By: ______________________
Name: KELVIN HUGH WILLIAMS
Title: Director

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

LNDOCS01/327163.3

Amendment #1

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: ______________________

Name:

Title:

By: ______________________

Name:

Title:

THE COMMON SEAL of Ashanti Goldfields Company Limited was hereunto affixed in the presence of:

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: ______________________

Name: MERENE BOTSIO - PHILLIPS

Title: GENERAL COUNSEL

By: ______________________

Name: ERNEST ABANKROH

Title: COMPANY SECRETARY

LNDOCS01/327163.3

DEED OF AMENDMENT
THIS DEED OF AMENDMENT NO. 2 TO THE TRANSACTION
AGREEMENT (this "Amendment") dated this __ day of September 2003 has been entered into between AngloGold Limited, a publicly listed company incorporated under the laws of the Republic of South Africa ("AngloGold") and Ashanti Goldfields Company Limited, a publicly listed company incorporated under the laws of the Republic of Ghana ("Ashanti").
WHEREAS, AngloGold and Ashanti are parties to a Transaction Agreement, dated 4 August 2003, as amended by the Deed of Amendment No.1 to the Transaction Agreement between AngloGold and Ashanti, dated 2 September 2003 (the "Transaction Agreement"), whereby AngloGold and Ashanti propose to effect a business combination transaction in which AngloGold will acquire all of the issued and outstanding ordinary shares of Ashanti pursuant to a scheme of arrangement between Ashanti and its shareholders under Section 231 of the Ghana Companies Code, 1963 (Act 179), as amended; and
WHEREAS, AngloGold and Ashanti propose to amend the Transaction
Agreement in the manner provided herein in order to reflect certain matters agreed to between AngloGold and Ashanti subsequent to the date of the Transaction Agreement.
NOW, THIS DEED OF AMENDMENT WITNESSETH AS FOLLOWS:
1. For purposes of this Amendment, capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Transaction Agreement.
2. Section 7.10(b) of the Transaction Agreement is hereby amended in its entirety to read as follows:
(b) As promptly as practicable after the Scheme Order is issued by the
High Court (but in any event no later than the opening of business on the next business day after the Confirmation Date), the Company shall cause the Scheme Order to be delivered to the Registrar of Companies for registration and publication in the Gazette; provided, however, that if delivery of the Scheme Order to the Registrar of Companies would occur on or prior to the registration date for the payment of AngloGold's final dividend for the fiscal year ending on 31 December 2003, then the delivery of the Scheme Order to the Registrar of Companies shall not be made until the opening of business on the next business day after such registration date.
3. Section 9.01(b) of the Transaction Agreement is hereby amended in its entirety to read as follows:
(b) This Agreement shall terminate automatically without any action by the Company or AngloGold if the conditions set forth in paragraphs 2.15 or 2.16 of Annex A have not been satisfied (or waived in whole or in part by AngloGold) on or before 31 October 2003 or such later date as may be agreed in writing by the Company and AngloGold.

3. Except as expressly set forth herein, the Transaction Agreement shall remain in full force and effect.
4. This Amendment shall be governed by and construed in accordance with
English law and the parties hereto irrevocably submit to the exclusive jurisdiction of the English Courts.
5. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.
2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: [signature]
Name: R. M. GODSELL
Title: CHIEF EXECUTIVE OFFICER

By: [signature]
Name: D.L. HODGSON
Title: CHIEF OPERATIONS OFFICER

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

LNDOCS01/329155.3

Amendment #2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: [signature]
Name: S. Venkatakrishnan
Title: Director

By: [signature]
Name: Mercie Botsio-Phillips
Title: Director

LNDOCS01/329155.3

DEED OF AMENDMENT
THIS DEED OF AMENDMENT NO. 3 TO THE TRANSACTION
AGREEMENT (this "Amendment") dated this 29
th
day of October 2003 has been entered into
between AngloGold Limited, a publicly listed company incorporated under the laws of the Republic of South Africa ("AngloGold") and Ashanti Goldfields Company Limited, a publicly listed company incorporated under the laws of the Republic of Ghana ("Ashanti").
WHEREAS, AngloGold and Ashanti are parties to a Transaction Agreement, dated 4 August 2003, as amended by the Deed of Amendment No.1 to the Transaction Agreement between AngloGold and Ashanti, dated 2 September 2003, and as amended by the Deed of Amendment No.2 to the Transaction Agreement between AngloGold and Ashanti, dated 23 September 2003 (collectively, the "Transaction Agreement"), whereby AngloGold and Ashanti propose to effect a business combination transaction in which AngloGold will acquire all of the issued and outstanding ordinary shares of Ashanti pursuant to a scheme of arrangement between Ashanti and its shareholders under Section 231 of the Ghana Companies Code, 1963 (Act 179), as amended; and
WHEREAS, AngloGold and Ashanti propose to amend the Transaction
Agreement in the manner provided herein in order to reflect certain matters agreed to between AngloGold and Ashanti subsequent to the date of the Transaction Agreement.
NOW, THIS DEED OF AMENDMENT WITNESSETH AS FOLLOWS:
1. For purposes of this Amendment, capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Transaction Agreement.
2. Section 3.01(b) of the Transaction Agreement is hereby amended in its entirety to read as follows:
"(b) each holder of an Ashanti Share on the register at the Record Time resident outside Ghana (other than the Ashanti GDS Nominee and holders of Ashanti Shares resident in the United States) shall receive 0.29 ordinary shares, par value ZAR0.25 per share, of AngloGold (the "AngloGold Shares") for every Ashanti Share then held (the "Share Exchange Ratio") or, if such holder completes and returns a form of election prior to the Election Return Time, an equivalent number of AngloGold ADSs, in each case with fractional interests being treated in accordance with Section 3.02(e);"
3. Section 3.01(f) of the Transaction Agreement is hereby amended in its entirety to read as follows:
"(f) on the Effective Time, (i) each Ashanti Share held in the treasury of the Company will continue to be so held without any payment or distribution being made with respect thereto and (ii) each unallocated Ashanti Share held by any trustee or similar person under any Ashanti Incentive Scheme shall be transferred to AngloGold in accordance with the Scheme in exchange for 0.29 AngloGold Shares."

4. Section 9.01(b) of the Transaction Agreement is hereby amended in its entirety to read as follows:
"(b) This Agreement shall terminate automatically without any action by the Company or AngloGold if the conditions set forth in paragraphs 2.15 or 2.16 of Annex A have not been satisfied (or waived in whole or in part by AngloGold) on or before 14 November 2003 or such later date as may be agreed in writing by the Company and AngloGold."
5. Except as expressly set forth herein, the Transaction Agreement shall remain in full force and effect.
6. This Amendment shall be governed by and construed in accordance with
English law and the parties hereto irrevocably submit to the exclusive jurisdiction of the English Courts.
7. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.
2

29-OCT-2003 17:13 FROM ANGLOGOLD RICHARD DUFFY TO 009442076555500 P.02

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: [signature]
Name: K.H. WILLIAMS
Title: MARKETING DIRECTOR

By: [signature]
Name: J.G. BEST
Title: FINANCIAL DIRECTOR

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

Amendment #3

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: ______________________________
Name: S Venkatakrishnan
Title: Director

By: ______________________________
Name: E Abankwa
Title: Company Secretary

DEED OF AMENDMENT
THIS DEED OF AMENDMENT NO. 4 TO THE TRANSACTION
AGREEMENT (this "Amendment") dated this 13
th
day of November 2003 has been entered into
between AngloGold Limited, a publicly listed company incorporated under the laws of the Republic of South Africa ("AngloGold") and Ashanti Goldfields Company Limited, a publicly listed company incorporated under the laws of the Republic of Ghana ("Ashanti").
WHEREAS, AngloGold and Ashanti are parties to a Transaction Agreement, dated 4 August 2003, as amended by the Deed of Amendment No.1 to the Transaction Agreement between AngloGold and Ashanti, dated 2 September 2003, as amended by the Deed of Amendment No.2 to the Transaction Agreement between AngloGold and Ashanti, dated 23 September 2003, and as amended further by the Deed of Amendment No.3 to the Transaction Agreement between AngloGold and Ashanti, dated 29 October 2003 (collectively, the "Transaction Agreement"), whereby AngloGold and Ashanti propose to effect a business combination transaction in which AngloGold will acquire all of the issued and outstanding ordinary shares of Ashanti pursuant to a scheme of arrangement between Ashanti and its shareholders under Section 231 of the Ghana Companies Code, 1963 (Act 179), as amended; and
WHEREAS, AngloGold and Ashanti propose to amend the Transaction
Agreement in the manner provided herein in order to reflect certain matters agreed to between AngloGold and Ashanti subsequent to the date of the Transaction Agreement.
NOW, THIS DEED OF AMENDMENT WITNESSETH AS FOLLOWS:
1. For purposes of this Amendment, capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Transaction Agreement.
2. Section 9.01(b) of the Transaction Agreement is hereby amended in its entirety to read as follows:
"(b) This Agreement shall terminate automatically without any action by the Company or AngloGold if the conditions set forth in paragraphs 2.15 or 2.16 of Annex A have not been satisfied (or waived in whole or in part by AngloGold) on or before 12 December 2003 or such later date as may be agreed in writing by the Company and AngloGold."
3. Except as expressly set forth herein, the Transaction Agreement shall remain in full force and effect.
4. This Amendment shall be governed by and construed in accordance with
English law and the parties hereto irrevocably submit to the exclusive jurisdiction of the English Courts.
5. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: DLHodgson

Name: D L HODGSON
Title: Director

By: YZSimelane

Name: Y Z SIMELANE
Title: Managing Secretary

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: ____________________

Name:
Title:

By: ____________________

Name:
Title:

Amendment #4

13/11 '03 THU 13:36 FAX 233 21 TREASURY DEPT

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: [signature]
Name: S. Venkatakrishnan
Title: Director

By: [signature]
Name: M. BOTSIO - PHILLIPS
Title: DIRECTOR

DEED OF AMENDMENT
THIS DEED OF AMENDMENT NO. 5 TO THE TRANSACTION
AGREEMENT (this "Amendment") dated this 12
th
day of December 2003 has been entered into
between AngloGold Limited, a publicly listed company incorporated under the laws of the Republic of South Africa ("AngloGold") and Ashanti Goldfields Company Limited, a publicly listed company incorporated under the laws of the Republic of Ghana ("Ashanti").
WHEREAS, AngloGold and Ashanti are parties to a Transaction Agreement, dated 4 August 2003, as amended by the Deed of Amendment No.1 to the Transaction Agreement between AngloGold and Ashanti, dated 2 September 2003, as amended by the Deed of Amendment No.2 to the Transaction Agreement between AngloGold and Ashanti, dated 23 September 2003, as amended by the Deed of Amendment No.3 to the Transaction Agreement between AngloGold and Ashanti, dated 29 October 2003, and as amended further by the Deed of Amendment No.4 to the Transaction Agreement between AngloGold and Ashanti, dated 13 November 2003 (the "Transaction Agreement"), whereby AngloGold and Ashanti propose to effect a business combination transaction in which AngloGold will acquire all of the issued and outstanding ordinary shares of Ashanti pursuant to a scheme of arrangement between Ashanti and its shareholders under Section 231 of the Ghana Companies Code, 1963 (Act 179), as amended; and
WHEREAS, AngloGold and Ashanti propose to amend the Transaction
Agreement in the manner provided herein in order to reflect certain matters agreed to between AngloGold and Ashanti subsequent to the date of the Transaction Agreement.
NOW, THIS DEED OF AMENDMENT WITNESSETH AS FOLLOWS:
1. For purposes of this Amendment, capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Transaction Agreement.
2. The first sentence of Section 7.08(a) of the Transaction Agreement is hereby amended in its entirety to read as follows:
As promptly as practicable after the date of the Initial Hearing (but subject to the directions, if any, of the High Court and upon satisfaction or, if permissible, waiver of the conditions set forth in paragraph 2.16 of Annex A), the Company shall take all action necessary in accordance with the Companies Code and the Regulations of the Company to convene the Scheme Meeting.
3. The first sentence of Section 7.09(a) of the Transaction Agreement is hereby amended in its entirety to read as follows:
As promptly as practicable after the date of the Initial Hearing (but upon to the satisfaction or, if permissible, waiver of the conditions set forth in paragraph 2.16 of Annex A), the Company shall also take all action necessary in accordance with the Companies Code and the Regulations of the Company to convene the Extraordinary General Meeting on the same day as, and immediately after, the Scheme Meeting.

4. Section 7.25(d) of the Transaction Agreement is hereby amended in its entirety to read as follows:
(d) AngloGold hereby agrees that, following any director of the Company ceasing to be a director of the Company, neither AngloGold nor any AngloGold Subsidiary will pursue or attempt to pursue any present or future claims, rights or actions of any kind whatsoever (save in relation to fraud) which it may have against such person, whether or not the subject matter giving rise to such claim, right or action is known or in existence at the date hereof.
5. Section 7.27(a) of the Transaction Agreement is hereby amended in its entirety to read as follows:
(a) With effect from the Effective Time, AngloGold hereby agrees that three Ghanaian citizens shall be validly appointed to the AngloGold Board as additional directors of AngloGold. AngloGold hereby agrees that one such director shall be Sam Esson Jonah (who shall also be appointed President of AngloGold) and that the other two directors shall be recommended by the Government and acceptable to the AngloGold Board and to Ashanti, in accordance with the relevant applicable company laws.
6. Section 9.01(a)(ii) of the Transaction Agreement is hereby amended in its entirety to read as follows:
(ii) by either AngloGold or the Company if the Effective Time shall not have occurred on or before 31 May 2004 or such later date as may be agreed in writing by AngloGold and the Company (such date being referred to as the "End Date"); or
7. Section 9.01(b) of the Transaction Agreement is hereby deleted in its entirety.
8. Section 9.03(b) of the Transaction Agreement is hereby deleted in its entirety.
9. Section 9.03(c) of the Transaction Agreement is hereby amended in its entirety to read as follows:
(b) The Company agrees to include in any confidentiality agreement entered into after the date hereof in connection with a possible Acquisition Proposal a commitment, which has third party rights in favour of AngloGold, by the third party making the Acquisition Proposal to pay the Termination Fee upon consummation of the transactions contemplated by its Acquisition Proposal in accordance with Section 9.03(a) unless earlier paid from the Escrow Account. If a confidentiality agreement has been entered into prior to the date of this Agreement or if a confidentiality agreement is not executed, the Company shall, prior to and as a condition of entering into a definitive transaction agreement or submitting an application for a scheme of arrangement, in either case with respect to a Superior Proposal as contemplated by Section 9.03(a), obtain a written commitment, which has third party rights in favour of AngloGold, from the third party making such Superior Proposal to pay the Termination Fee to AngloGold immediately upon consummation of the Superior Proposal if not earlier paid from the Escrow Account.
10. Section 9.03(d) of the Transaction Agreement is hereby amended in its entirety to read as follows:
(c) On the payment of the amount by the third party to AngloGold, the balance of the Termination Fee (and any interest thereon) in the Escrow Account shall be immediately released to the Company.
11. The second paragraph of Annex A to the Transaction Agreement is hereby amended in its entirety to read as follows:
The Scheme will become effective upon the delivery of the Scheme Order to the Registrar of Companies for registration and publication in the Gazette. Unless the Scheme becomes effective by not later than 31 May 2004 or such later date as AngloGold and the Company may agree and the High Court may permit, the Scheme will not become effective and the Transaction will not proceed.
12. Paragraph 2.16 of Annex A to the Transaction Agreement is hereby amended in its entirety to read as follows:
2.16 (i) the receipt of the approval of the Parliament of Ghana to the form of the stability agreement attached as Exhibit 4.01 to the Government Support Deed (the "Stability Agreement") as it relates to Sections 2.01 through 2.06 of the Stability Agreement, (ii) the execution and delivery of the Stability Agreement by the Government to AngloGold and (iii) the receipt of all approvals, consents, derogations, waivers, confirmations and undertakings in the form requested prior to 4 August 2003 by AngloGold and Ashanti from the Government and Governmental Authorities in Ghana in connection with the Transaction (save whereby any such matters are addressed by the Government Support Deed entered into by the Government and AngloGold on the date hereof and the Exhibits thereto).
13. Paragraph 1 of Exhibit 1 to Annex A of the Transaction Agreement is
hereby amended in its entirety to read as follows:
1.
Receipt of all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals of Governmental Authorities (other than antitrust or merger control authorities) and third parties required to be obtained in Guinea, Tanzania and Zimbabwe to implement the Transaction (collectively, the "Mining Approvals") that are identified and with respect to which applications are filed, or requests made, by AngloGold on or before 10 February 2004, it being understood by the parties that, if any Mining Approval is not identified, and an application or request made, on or before such date, the receipt of such Mining Approval shall be deemed to be waived by AngloGold.
14. Paragraph 2 of Exhibit 1 to Annex A of the Transaction Agreement is
hereby amended in its entirety to read as follows:
2.
Receipt of all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals of Governmental Authorities (other than antitrust or merger control authorities and other than Mining Approvals) or third parties required to be obtained to implement the Transaction (collectively, the "General Approvals") that are identified and with respect to which applications are filed, or requests made, by AngloGold on or before 10 February 2004, it being understood by the parties that, if any General Approval is not identified, and an application or request made, on or before such date, the receipt of such General Approval shall be deemed to be waived by AngloGold for the purpose of these conditions.
15. Except as expressly set forth herein, the Transaction Agreement shall remain in full force and effect.
16. This Amendment shall be governed by and construed in accordance with
English law and the parties hereto irrevocably submit to the exclusive jurisdiction of the English Courts.
17. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: [signature]
Name: R.M. GODSELL
Title: CEO

By: [signature]
Name: J.G. BEST
Title: EXECUTIVE DIRECTOR FINANCE

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: ____________________
Name:
Title:

By: ____________________
Name:
Title:

TOTAL P.06

Amendment #5

12/12 03 16:25 FAX 23321770130 AGC FINANCE 006

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: ____________________
Name:
Title:

By: ____________________
Name:
Title:

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: [signature]
Name: S. Venkatakrishnan
Title: Director

By: [signature]
Name: S. E. Jonah
Title: CEO